Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 8, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Financial Life Insurance Company

Transamerica Variable Funds: Form N-4 Registration Statements (File No. 33-73734)

Transamerica Asset Allocation Variable Funds: Form N-3 Registration Statements

 (File No. 333-08543)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 8, 2022, with respect to the above-referenced filings for the separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”) relating to the Transamerica Variable Funds and Transamerica Asset Allocation Variable Funds variable annuities.

For your convenience, I have restated those comments below, and followed each comment with our response.

I. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Prospectus

Comment 1: Cover Page: Please include on the cover page the investment options available for the asset allocation variable funds as required by item 1(a)(4) to form N-3.

Response: Disclosure has been added. Please see attached.

Comment 2: Cover Page: “Beginning January 1, 2021…”: Please remove this paragraph as it is no longer required.

Response: Disclosure has been removed. Please see attached.

Comment 3: Page 4: Key Info Table: Ongoing Fees and Expenses: It looks like this table includes the fees for both the N-3 Asset Allocation product and the N-4 Variable Funds product. Please clarify those line items that apply only to N-4 versus N-3.

Response: Disclosure has been revised. Please see attached.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 4: Page 4: Final bullet points for M&E in columns: Please delete these as they are not in the form.

Response: Disclosure has been revised. Please see attached.

Comment 5: Page 8: Transamerica Variable Funds: “The following table…”: Please change “periodically” to “each year” as required by item 4 of form N-4.

Also Please remove footnote reference for “Maximum Surrender Charge (as a % of premium payments surrendered)(1)” since there is no corresponding footnote.

Response: Disclosures have been revised. Please see attached.

Comment 6: Page 8: Base Contract Annual Expenses: Please revise this section to show only the base contract annual expenses. Remove the M&E and other line items.

Response: Disclosure has been revised. Please see attached.

Comment 7: Page 8: Transamerica Asset Allocation Variable Funds: Please include the introductory sentence required by item 4 of form N-3.

Response: Disclosure has been revised. Please see attached.

Comment 8: Page 8: Table at bottom of page: Base Contract Annual Fee: Please remove the word “base” to be consistent with the form.

Response: Disclosure has been revised. Please see attached.

Comment 9: Page 8: Table at bottom of page: Please remove the Mortality and Expense Risk items from this table.

Response: Disclosure has been revised. Please see attached.

Comment 10: Page 9: Examples for Transamerica Asset Allocation Variable Funds: With respect to the Asset Allocation variable funds, please include examples for each of the three investment options as required by instruction 17 to item 4 of form N-3.

Response: Disclosure has been added. Please see attached.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 11: Page 9 &10: Notes 2 and 3: Please clarify confusion regarding expense risk charge in note 2 and 3. Notes appear to contradict each other. Explain in the correspondence how the information in note 3 works.

Response: The notes were included in error and have been deleted. Please see attached.

Comment 12: Page 10: Please include the turnover rate for the investment options for the most recent fiscal year as required by item 4 of form N-3. Include the required disclosure.

Response: Disclosure has been revised. Please see attached.

Comment 13: Page 13: Portfolio Companies: Please include the information required by item 6(c) of form N-4 regarding portfolio companies.

Response: Disclosure has been revised. Please see attached.

Comment 14: Page 13: Transamerica Asset Allocation Variable Fund: Please state that a description of the Asset Allocation Funds policies and procedures with respect to disclosure of its portfolio securities is available 1) in the SAI and 2) on its website, if applicable. The form requirement for that is item 6(d) of form N-3.

Response: Disclosure has been revised. Please see attached.

Comment 15: Page 15: The Variable Funds Subaccounts: First paragraph: Please disclose that as a result of proportional voting, a small number of contract holders could determine the outcome of a shareholder vote. B.(Also applies to the Asset Allocation Funds Subaccounts on page 15.)

Response: Disclosures have been revised. Please see attached.

Comment 16: Page 19: Rights of the Participant Under the Contract: If there are any material state or intermediary specific variations in contract rights, please disclose. If no, advise in the correspondence.

Response: We are not aware of any material state or intermediary specific variations in contract rights for the product. However we are currently attempting to locate the approval records for this Contract, which date back to approximately 1995. In addition, the Contract is no longer offered/sold to new employers/plan sponsors and has not been for many years. If we discover there are state or intermediary specific variations regarding contract rights, then we will supplement the registration statements promptly.

Comment 17: Page 22: Credit and Allocation of Purchase Payments: This paragraph appears to repeat the last paragraph on page 20. Please consider deleting.

Response: Disclosure has been deleted. Please see attached.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 18: Page 23: Fixed Annuity, first sentence regarding payments are made from the general acct: Are there any circumstances in which money invested would be allocated to the fixed account by default? If so, please explain.

Response: There are no circumstances in which money invested would be allocated to the fixed account by default. Allocations to the Contract are made directly into subaccounts that the participant has selected, or in the event that no direction is provided by the participant, by a default investment option selected by the Plan/Contractholder.

Comment 19: Page 23: Fixed Annuity: “The SEC staff has not reviewed…”: Please delete this sentence.

Response: Disclosure has been removed. Please see attached.

Comment 20: Page 23: Fixed Annuity Options: Please disclose the default annuitization option.

Response: Disclosure has been added. Please see attached.

Comment 21: Page 24: Second Full Paragraph: Please explain what the annuity purchase rate is.

Response: Disclosure has been added. Please see attached.

Comment 22: Page 24: Benefits Under the Contract: Please revise the introductory sentence to conform with items 10(a) of form N-4 and 11(a) of form N-3.

Response: Disclosure has been revised. Please see attached.

Comment 23: Page 25: Death Benefit: Please include an example illustrating the operation of the death benefit as per the instruction to item 10(b) and 10(c) of form N-4 and 11(b) and 11(c) of form N-3

Response: Disclosure has been added. Please see attached.

Comment 24: Page 26: Allocation of Purchase Payments: Please describe how purchase payments are allocated in the absence of instructions from the contract owner.

Response: Disclosure has been added. Please see attached.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 25: Page 27: Redemption During the Accumulation Period: Please disclose whether there is a minimum amount that may be surrendered or withdrawn.

Response: Disclosure has been added. Please see attached.

Comment 26: Page 27: Redemption During the Accumulation Period: Third Paragraph: Second Sentence: Please describe how withdrawals are taken from subaccounts if no directions are provided.

Response: Disclosure has been added. Please see attached.

Comment 27: Page 35: Appendix – Portfolio Companies: If the availability of portfolio companies or investment options may vary by employer, please include a statement in the introductory language to the appendix that the availability of portfolio companies and investment options may vary by employer and that participants should refer to their plan documents for a list of available portfolio companies and investment options. If there is not a variation, state this in the correspondence.

Response: Disclosure has been added. Please see attached.

Comment 28: Page 35: Appendix – Portfolio Companies: Second Paragraph: Website Address: Please confirm supplementally that the web address is specific enough to lead investors to the Prospectuses.

Response: Confirmed.

Comment 29: Page 35: Table: Type Investment Column: Please revise this to say “Type/Investment Objective”.

Response: Disclosure has been revised. Please see attached.

Comment 30: Page 36: Final Three Lines in Table: Allocation: Please identify these as the N-3 Investment Options.

Response: Disclosure has been revised. Please see attached.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 31: Additional Information About Investment Options: Please discuss the basis in which the (TAAVF investment) advisor selects the (TVF) subaccount in which to invest.

Response: Disclosure has been revised. The “Appendix- Transamerica Asset Allocation Funds Subaccounts” provides the explanation. Please see attached.

Comment 32: Same Page: “As noted above…” Paragraph: Last sentence: Please confirm if last sentence is still accurate. Revise the sentence accordingly.

Response: Disclosure has been revised. Please see attached.

Comment 33: Same Page: “The following chart…” Paragraph: “TAM may allocate…” Sentence: Please disclose the effect of taking such measures (i.e. that the investment may not achieve its investment objective), required by instruction 6 to item 19(a)(2)(i) of form N-3.

Response: Disclosure has been revised. Please see attached.

Comment 34: Same Location: Please disclose whether each investment option may engage in active and frequent trading of portfolio securities to achieve its investment strategies, required by instruction 7 to item 19(a)(2)(i) of form N-3.

Response: Disclosure has been revised. Please see attached.

Comment 35: Same Page: Final Paragraph: Please break the risks out separately and identify to which investment option they relate.

Response: Disclosure has been added. Please see attached.

Comment 36: Following Page: For each investment option, please provide the performance information required by item 19(c) of form N-3

Response: Disclosure has been revised. Please see attached prospectus and attached proofs.

Home Office: Harrison, NY Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 37: Following Page: Appendix: A: Please consider consolidating this with the prior section.

If keeping, revise the name since this is the second appendix.

Response: Disclosure has been renamed Please see attached.

II. Transamerica Variable Funds/ Transamerica Asset Allocation Variable Funds Statement of Additional Information

Comment 1: In an appropriate location, please disclose:

a) information about temporary defensive positions required by item 22(c) of form N-3,

b) portfolio turnover information required by item 22(d) of form N-3, and

c) the portfolio holdings disclosure required by item 22(e) of form N-3.

Response: Disclosures have been added. Please see attached.

Comment 2: Page 30: In an appropriate section, please describe how transactions in portfolio securities are affected as required by item 26(a) and how the registrant will select brokers to effect such transactions as required by item 26(c) to form N-3.

Response: Disclosure has been added (page 38). Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel